                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               TransMontaigne Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89393410
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      Andrew J. Connelly, Esq., General Counsel, Louis Dreyfus Corporation
      20 Westport Road, P.O. Box 810, Wilton, CT 06897-0810, (203) 761-8444
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 30, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 89393410                                          PAGE 2 OF 13 PAGES


     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Louis Dreyfus S.A.S. (formerly S. A. Louis Dreyfus et Cie.)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) []
                                                                        (b) []
                  Not Applicable

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                  OO/AF


     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          []


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  France




     NUMBER OF      7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      None
     OWNED BY
       EACH
     REPORTING      8        SHARED VOTING POWER
      PERSON
       WITH                          4,351,080 shares


                    9        SOLE DISPOSITIVE POWER

                                     None


                   10        SHARED DISPOSITIVE POWER

                                     4,351,080 shares


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,351,080 shares


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        []

                  Not Applicable


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6%


    14       TYPE OF REPORTING PERSON*

                  CO

                                  SCHEDULE 13D

CUSIP NO. 89393410                                          PAGE 3 OF 13 PAGES


     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Louis Dreyfus Holding Company Inc.  13-2884817


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) []
                                                                        (b) []
                  Not Applicable


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                  OO/AF


     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          []


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware


     NUMBER OF      7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      None
     OWNED BY
       EACH         8        SHARED VOTING POWER
     REPORTING
      PERSON                         4,351,080 shares
       WITH

                    9        SOLE DISPOSITIVE POWER

                                     None


                   10        SHARED DISPOSITIVE POWER

                                     4,351,080 shares


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,351,080 shares


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        []

                  Not Applicable


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6%
`

    14       TYPE OF REPORTING PERSON*

                  CO

                                  SCHEDULE 13D

CUSIP NO. 89393410                                          PAGE 4 OF 13 PAGES



     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Louis Dreyfus Corporation 13-5204055


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) []
                                                                        (b) []
                  Not Applicable


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                  OO


     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          []

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware


     NUMBER OF      7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      None
     OWNED BY
       EACH
     REPORTING      8        SHARED VOTING POWER
      PERSON
       WITH                          4,351,080 shares


                    9        SOLE DISPOSITIVE POWER

                                     None


                   10        SHARED DISPOSITIVE POWER

                                     4,351,080 shares


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,351,080 shares


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        []

                  Not Applicable


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6%


    14       TYPE OF REPORTING PERSON*

                  CO

            This Amendment No. 2 to Schedule 13D is filed by Louis Dreyfus S.A.S. (formerly S. A. Louis Dreyfus et Cie.), a corporation organized under the laws of France ("LDSAS"), Louis Dreyfus Holding Company Inc., a Delaware corporation ("LDHC"), and Louis Dreyfus Corporation, a Delaware corporation ("LDC" and together with LDSAS and LDHC, the "Louis Dreyfus Group") relating to the Common Stock, par value $.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Issuer"); and should be read in conjunction with the Schedule 13D filed November 6, 1998, as amended and restated by Amendment No. 1 thereto filed November 8, 2002 (as so amended and restated, the "Schedule 13D").

            Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

            The second to last paragraph of Item 2 is hereby restated as follows, and each of the Annexes referred to below are amended and restated as attached:

            Information with respect to the executive officers and directors of LDSAS, LDHC and LDC, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, is listed on the Schedules attached hereto as Annexes A, B and C, respectively, which are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

            Item 4 is hereby amended and restated as follows:

            LDC and LDHC acquired an aggregate 4,500,000 shares of the Common Stock as partial consideration of LDC's sale of the LDEC Shares to the Issuer. Pursuant to the Stock Purchase Agreement, the Issuer agreed, for so long as LDC and its affiliates maintain an equity ownership interest in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock, to use its reasonable best efforts to nominate to the Board of Directors of the Issuer (the "Board of Directors") a person designated by LDC who is reasonably acceptable to the Board of Directors. Peter B. Griffin, President of LDC, who was so designated by LDC and appointed to the Board of Directors, resigned from the Board of Directors effective January 28, 2004 and LDC has not requested that a person designated by LDC be nominated to the Board of Directors as his successor.

            As described in Item 6 below, LDC agreed to certain restrictions upon its ability to acquire additional shares of the Common Stock without the Issuer's prior consent. These restrictions terminated on October 30, 2003. Depending upon market conditions, financial considerations and other factors, the Louis Dreyfus Group may purchase additional shares of the Common Stock, or sell shares of the Common Stock, if appropriate opportunities to do so are available, at such times as the Louis Dreyfus Group considers advisable.

            On July 16, 2004, the Issuer announced that it had authorized management to engage UBS Investment Bank to assist the Issuer in evaluating its strategic alternatives. As a result of that announcement, LDC is considering whether it may be interested in acquiring all or part of the Issuer.

            Subject to the foregoing, none of LDSAS, LDHC, or LDC has any present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            The first paragraph of Paragraph (a) of Item 5 is hereby amended and restated as follows:

            (a) As of the date hereof and subject to the arrangements described in Item 6 below, LDC is the direct beneficial owner of 4,351,080 shares of the Common Stock, representing approximately 10.6% of the issued and outstanding shares of the Common Stock. LDHC is the indirect beneficial owner of such 4,351,080 shares, representing approximately 10.6% of the issued and outstanding shares of the Common Stock. LDSAS is the indirect beneficial owner of the 4,351,080 shares of the Common Stock beneficially owned by LDHC, representing approximately 10.6% of the issued and outstanding shares of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The second paragraph of Item 6 is hereby amended and restated as follows:

            LDC, LDHC and LDSAS acquired beneficial ownership of 4,500,000 shares of the Common Stock pursuant to the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, the Issuer agreed, for so long as LDC and its affiliates maintain beneficial ownership in the Issuer equal to or greater than 10% of the outstanding shares of the Common Stock, to recommend a person designated by LDC and reasonably acceptable to the Board of Directors for election as a director of the Issuer. Peter B. Griffin, President of LDC, who was so designated by LDC and appointed to the Board of Directors, resigned from the Board of Directors effective January 28, 2004 and LDC has not requested that a person designated by LDC be nominated to the Board of Directors as his successor. The description of the Stock Purchase Agreement is qualified by reference to the full text thereof, which was included as Exhibit 2 to the
Schedule 13D and is incorporated herein by reference.

            The last paragraph of Item 6 is hereby amended and restated as follows:

            In connection with the Recapitalization, LDC and the Issuer entered into the Amended and Restated Louis Dreyfus Corporation Registration Rights Agreement dated as of June 27, 2002 (the "2002 Registration Rights Agreement"). Pursuant to the 2002 Registration Rights Agreement, the Louis Dreyfus Group is entitled to certain registration rights with respect to the shares beneficially owned by the Louis Dreyfus Group. Also pursuant to the 2002 Registration Rights Agreement, LDC has agreed not to sell, transfer or otherwise dispose of any portion of the shares of the Common Stock acquired in the Sale (other than to other members of the Louis Dreyfus Group) to the extent that, to LDC's knowledge, after giving effect to such sale, transfer or other disposal, the acquiring person would hold in excess of 5% of the voting power of all voting securities of the Issuer. Further, LDC agreed to certain restrictions, which restrictions terminated on October 30, 2003, upon its ability to acquire additional shares of the Common Stock without the Issuer's consent and upon its ability to participate in any proxy solicitation in respect of the Issuer or any similar actions designed to influence the management and control of the Issuer. The description of the 2002 Registration Rights Agreement is qualified by reference to the full text thereof, which was included as Exhibit 2 to the
Schedule 13D and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            1. Written Agreement of LDSAS, LDHC and LDC relating to the filing of this Amendment as required by Rule 13d-l(k).

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

                                        Louis Dreyfus S.A.S.

August 6, 2004                        By:        /s/  Gerard Louis-Dreyfus
                                              ----------------------------------
                                              Name:   Gerard Louis-Dreyfus
                                              Title:  Chairman/President

                                        Louis Dreyfus Holding Company Inc.

August 6, 2004                        By:        /s/  Hal Wolkin
                                              ----------------------------------
                                              Name:   Hal Wolkin
                                              Title:  Vice President

                                        Louis Dreyfus Corporation

August 6, 2004                        By:        /s/  Peter B. Griffin
                                              ----------------------------------
                                              Name:   Peter B. Griffin
                                              Title:  President

                                                                         ANNEX A

LOUIS DREYFUS S.A.S. (FORMERLY S.A. LOUIS DREYFUS ET CIE.) ("LDSAS")

Name and Business Address
(all business addresses are:
Louis Dreyfus S.A.S.
87 Avenue de la Grande Armee
75782 Paris, France                         Present Principal Occupation or
unless otherwise indicated)                 Employment                                 Citizenship
---------------------------                 ----------                                 -----------
DIRECTORS

Gerard Louis-Dreyfus                        Chairman/President of LDSAS                U.S.A.
Louis Dreyfus Holding
   Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

Bernard Baldensperger                       Directeur General of LDSAS                 France

Pierre Louis-Dreyfus                        Directeur General of LDSAS                 France

Philippe Louis-Dreyfus                      Directeur General of LDSAS                 France

Marie-Jeanne Meyer                          Directeur General of LDSAS                 France

Bernard Laferriere                          Directeur General Adjoint of LDSAS         France

Georges Gateff                              Directeur Central of LDSAS                 France

Ernest F. Steiner                           Chief Financial Officer of Groupe          U.S.A.
Louis Dreyfus Holding                       Louis Dreyfus
   Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

EXECUTIVE OFFICERS
(WHO ARE NOT DIRECTORS)

Patrik d'Aymery                             Directeur General Adjoint / Directeur    France
                                            Financier of LDSAS

                                                                         ANNEX B

LOUIS DREYFUS HOLDING COMPANY INC. ("LDHC")

Name and Business Address
(all business addresses are:
Louis Dreyfus Holding
   Company Inc.
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897                   Present Principal Occupation or
unless otherwise indicated)                 Employment                               Citizenship
---------------------------                 ----------                               -----------
DIRECTORS

Gerard Louis-Dreyfus*

Jeffrey R. Gilman                           Senior Vice President of LDHC            U.S.A.

Peter B. Griffin                            President of LDC                         U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

Ernest F. Steiner*

EXECUTIVE OFFICERS
(WHO ARE NOT DIRECTORS)

Robert L. Aiken                             Vice President of LDHC                   U.S.A.

Andrew J. Connelly                          Vice President and General Counsel of    U.S.A.
                                            LDHC

Richard D. Gray                             Vice President and Treasurer of LDHC     U.S.A.

Deborah J. Neff                             Senior Vice President of LDC             U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

Hal Wolkin                                  Senior Vice President of LDC             U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

--------
* Individual's business address, present principal occupation and citizenship are set forth in Annex A (LDSAS).

                                                                         ANNEX C

LOUIS DREYFUS CORPORATION ("LDC")

Name and Business Address
(all business addresses are:
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810              Present Principal Occupation or
unless otherwise indicated)                 Employment                              Citizenship
---------------------------                 ----------                              -----------
DIRECTORS

Gerard Louis-Dreyfus*

Robert L. Aiken**

Jeffrey R. Gilman**

Peter B. Griffin**

Joseph Nicosia                              Executive Vice President and Chairman   U.S.A.
                                            of Allenberg Cotton Division of LDC

Bruce Ritter                                Executive Vice President and Chairman   U.S.A.
                                            of the Softs Group of LDC

EXECUTIVE OFFICERS (WHO
ARE NOT DIRECTORS)

Ernest F. Steiner*

----------
* Individual's business address, present principal occupation and citizenship are set forth in Annex A (LDSAS).

** Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

Paul D. Addis                               Executive Vice President of LDC         U.S.A.

Peter T. Bafitis                            Senior Vice President of LDC            U.S.A.

Lawrence Greenhall                          Senior Vice President of LDC            U.S.A.

William C. Kreussling                       Senior Vice President of LDC            U.S.A.

Gary Lubben                                 Senior Vice President of LDC            U.S.A.

Deborah J. Neff**

Clifford L. Wald                            Senior Vice President of LDC            U.S.A.

Hal Wolkin**

----------
** Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).